UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 11 June 2024

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 11 June 2024 — Holding(s) in Company

Exhibit 99.1

11 June 2024

National Grid plc ('National Grid' or 'Company')

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from The Goldman Sachs Group, Inc. that its total interest in National Grid voting ordinary shares is as shown below.

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BDR05C01

Issuer Name
NATIONAL GRID PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of voting rights; An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name
The Goldman Sachs Group, Inc.

City of registered office (if applicable)
Wilmington, Delaware

Country of registered office (if applicable)
USA

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

06-Jun-2024

6. Date on which Issuer notified

10-Jun-2024

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	2.730473	0.007206	2.737679	101883792
Position of previous notification (if applicable)	2.032675	1.724757	3.757432

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BDR05C01		95574937		2.568156
US6362744095		6040684		0.162317
Sub Total 8.A	101615621		2.730473%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Securities Lending	Open		77174	0.002074
Sub Total 8.B1			77174	0.002074%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Swap	23-Aug-2024		Cash	125636	0.003376
Swap	23-May-2034		Cash	19756	0.000531
Swap	23-May-2034		Cash	29601	0.000795
Call Warrant	31-Dec-2030		Cash	4311	0.000116
Call Warrant	31-Dec-2030		Cash	1412	0.000038
Call Warrant	31-Dec-2030		Cash	4281	0.000115
Call Warrant	31-Dec-2030		Cash	6000	0.000161
Sub Total 8.B2				190997	0.005132%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc. (Chain 1)
The Goldman Sachs Group, Inc. (Chain 1)	Goldman Sachs (UK) L.L.C.
The Goldman Sachs Group, Inc. (Chain 1)	Goldman Sachs Group UK Limited
The Goldman Sachs Group, Inc. (Chain 1)	Goldman Sachs International
The Goldman Sachs Group, Inc. (Chain 2)
The Goldman Sachs Group, Inc. (Chain 2)	GSAM Holdings LLC
The Goldman Sachs Group, Inc. (Chain 2)	Goldman Sachs Asset Management Holdings LLC
The Goldman Sachs Group, Inc. (Chain 2)	Goldman Sachs Asset Management UK Holdings I Ltd
The Goldman Sachs Group, Inc. (Chain 2)	Goldman Sachs Asset Management UK Holdings II Ltd
The Goldman Sachs Group, Inc. (Chain 2)	Goldman Sachs Asset Management Holdings I B.V. / Goldman Sachs Asset Management Holdings II B.V.
The Goldman Sachs Group, Inc. (Chain 2)	Goldman Sachs Asset Management Holdings B.V.
The Goldman Sachs Group, Inc. (Chain 3)
The Goldman Sachs Group, Inc. (Chain 3)	Goldman Sachs Bank USA
The Goldman Sachs Group, Inc. (Chain 3)	Goldman Sachs Bank Europe SE
The Goldman Sachs Group, Inc. (Chain 4)
The Goldman Sachs Group, Inc. (Chain 4)	Goldman Sachs & Co. LLC
The Goldman Sachs Group, Inc. (Chain 5)
The Goldman Sachs Group, Inc. (Chain 5)	GSAM Holdings LLC
The Goldman Sachs Group, Inc. (Chain 5)	Goldman Sachs Asset Management, L.P.
The Goldman Sachs Group, Inc. (Chain 6)
The Goldman Sachs Group, Inc. (Chain 6)	Folio Financial, Inc.
The Goldman Sachs Group, Inc. (Chain 6)	Folio Investments Inc.
The Goldman Sachs Group, Inc. (Chain 7)
The Goldman Sachs Group, Inc. (Chain 7)	The Goldman Sachs Trust Company, National Association
The Goldman Sachs Group, Inc. (Chain 7)	The Goldman Sachs Trust Company of Delaware
The Goldman Sachs Group, Inc. (Chain 8)
The Goldman Sachs Group, Inc. (Chain 8)	GSAM Holdings LLC
The Goldman Sachs Group, Inc. (Chain 8)	Goldman Sachs Asset Management, L.P.
The Goldman Sachs Group, Inc. (Chain 8)	Goldman Sachs Asset Management International Holdings L.L.C.
The Goldman Sachs Group, Inc. (Chain 8)	Goldman Sachs Asset Management Co., Ltd.

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information
Please note, the total amount of voting rights have been rounded to 6 decimal places therefore there is a possibility of a rounding error.General email contact:gs-regops-emea-position-enquiries@gs.com

12. Date of Completion
10-Jun-2024

13. Place Of Completion
Warsaw

This notice is in compliance with National Grid's obligations under the Disclosure and Transparency Rules.

Pritti Patel
Deputy Company Secretary and General Counsel, Corporate

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 11 June 2024